Exhibit 99.63

RIO ALTO TO COMMENCE TRADING ON THE TORONTO STOCK EXCHANGE

For Immediate Release	February 22, 2012

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that its common shares will commence trading on the Toronto Stock Exchange (“TSX”), effective at market opening, on Friday, February 24, 2012 under the trading symbol “RIO”. As a consequence, Rio Alto’s common shares will be de-listed from the TSX Venture Exchange upon the commencement of trading on the TSX. To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.